Bruce M. Dougherty

3401 West 88th Avenue, Suite #14

Anchorage, AK  99502

September 27, 2016

Board Members

Chugach Electric Association, Inc.

5601 Electron Drive

Anchorage, AK  99518

Subject:Notice of Resignation

Dear Board Members:

As you all know, my time here in Alaska will soon come to an end.  The December board meeting will be my last.  Please consider this my notice of resignation effective December 14, 2016.  Providing this advance notice gives the board ample time to recruit a suitable replacement.  It was been my distinct pleasure serving with you and look forward to my final months on the board.

Respectfully,

/s/ Bruce M. Dougherty

Bruce M. Dougherty

Board Secretary

Chugach Electric Association, Inc.